PART III: Manner of Operations

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

◉ Yes ○ No

For the purpose of counterparty type selection, the ATS segments Subscribers by counterparty type. There are five counterparty types: 1. Principal: All BDO principal orders routed to the ATS from internal BDO trading desks as described in Part II, Item 1; 2. Agency: Agency orders from External Subscribers not directly routed to the ATS but routed via the BDO's algorithms or Smart Order Routers, in which the Smart Order Router determines to route to the ATS or is directed to route to the ATS by the BDO's algorithms. External Subscribers that are an Institutional Client of the BDO and are using a 3rd party ATS aggregation or Dark Liquidity smart order routing service and where the identity of the External Subscriber is fully disclosed to the BDO. Orders of the BDO's Affiliates, whether entered by such Affiliate in a principal or agency capacity, would be categorized as the counterparty type "Agency" to the extent not directly routed to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router. Orders of the BDO's Affiliates, to the extent being directly routed to the ATS, entered by such Affiliate in a principal or agency capacity, whether routed into the ATS via FIX connectivity to the BDO's low latency Direct Market Access or its Smart Order Router would be categorized as counterparty types "Direct Low", "Direct Medium" or 'Direct High" as applicable. The following three counterparty types include External Subscribers directing orders to the ATS via FIX connectivity to the BDO's low-latency Direct Market Access platform or its Smart Order Router, and Liquidity Partners who route via direct FIX connectivity to the ATS. 3. Direct low: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have low average price reversion. 4. Direct Medium: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have medium average price reversion. 5. Direct High: Agency orders routed directly to the ATS by External Subscribers deemed by the BDO to have high average price reversion. Price reversion for the purposes of category placement will be determined by analyzing the following 2 factors in tandem: 1. A Subscribers post trade mark out, determined by the notional weighted average midpoint to midpoint price movement after execution over a one second interval solely for orders where the Subscriber is the liquidity remover, i.e., the second order to arrive in the Order Book resulting in a cross. 2. Aggregated review of a Subscriber's ATS executions consisting of the ratio of a Subscribers orders that are providing liquidity vs removing liquidity, whereas Subscribers who provide a materially significant high ratio of providing liquidity vs removing liquidity as determined by the BDO, will have their category placement based on post trade mark out, determined by the notional weighted average midpoint to midpoint price movement after execution over a one second interval for all executions. A "materially significant high ratio" is defined as providing liquidity for more than a range of percentage (determined by the BDO from time to time) of total activity for the review period in question, such range of percentage applies to all direct

Subscribers of the ATS. For example, a hypothetical Subscriber provides liquidity for 90% of their executions in the ATS and is the liquidity remover for 10% of their executions in the ATS. Based on Factor 1, the hypothetical Subscriber would be placed in the 4 Direct Medium Category, however, as the hypothetical Subscriber provides a materially significant high ratio of providing liquidity vs removing liquidity as determined by the BDO, the hypothetical Subscriber will be analyzed based on factor 2. In this example, factor 2 analysis placed the Subscriber onto the 3 Direct Low Category. A Subscriber that does not provide a materially significant high ratio of providing liquidity vs removing liquidity as determined by the BDO will be analyzed based on factor 1 only. This analysis is performed by the BDO for each monthly review period in question and takes into account individual subscribers liquidity providing and liquidity removing activity solely during the review period in question. Upon onboarding, the BDO assigns External Subscribers to either the Agency or the Direct Medium counterparty type, based on the Subscriber's routing arrangements with the BDO. The counterparty selection assignment is subject to subsequent monthly reviews by the BNPP Cortex ATS Working Group. The BDO may also perform ad hoc reviews of counterparty selection assignment for any reason. Based on changes in the Subscriber's historical trading activity, the Working Group may determine that a Subscriber's initial counterparty selection type requires reassignment to a different type and will typically notify such Subscriber of such change within one business day of such change. As described in Part II, item 3(a), a Subscriber may request that its orders not be crossed with orders from particular counterparty segments. A Subscriber's assignment to a particular counterparty segment does not impact how the Subscriber's orders are prioritized in the ATS's Order Book, as described in Part III, Item 11(c). As described in Part III, Item 11(c), Midpoint Peg orders may only match against other Midpoint Peg orders, all other segmentation rules as previously described apply. As described in Part III, Item 7, Trajectory Cross orders will only be available to BDOs internal Algos and Smart Order Routers and therefore only be available to subscribers of the 1 Principal and 2 Agency categories.

For non Close, non Midpoint Peg and Non Trajectory cross orders, Cortex ATS always applies a dynamic recategorization model for orders from Subscribers assigned to counterparty groups 4 or 5 as described in Item 14.

Item 14: <u>Counter-Party Selection</u>

    a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

    ◉ Yes   ○ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13). For Close orders: all Subscribers may opt out of interacting with counterparty type 1. For Mid Point Peg orders: Subscribers may only opt out of interacting with counterparty type 1. For non Close non Midpoint Peg orders: all Subscribers may opt out of interacting with counterparty type 1. Subscribers may also opt out of trading with any counterparty group above their current counterparty type assignment subject to Dynamic Recategorization of orders described below (for example, Subscribers in counterparty type 3, Direct Low, may opt out of interacting with Subscribers in counterparty type 4 and 5, in addition to counterparty type 1). Additionally, the ATS offers a self-cross prevention feature that is designed to prevent a Subscriber from matching against its own orders. By default, self-cross prevention will be enabled for external broker-dealer Subscribers based on their respective market participant identification codes ("MPID"). In addition, other Subscribers can enable self-cross prevention on a voluntary basis. For all order types: Subscribers may request to opt out of counterparty interactions and/or enable self-cross prevention on a voluntary basis by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.

Dynamic recategorization: For non Close, non Midpoint Peg and Non Trajectory cross orders, Cortex ATS applies a dynamic recategorization model for orders from Subscribers assigned to counterparty groups 4 or 5. For the purposes of counterparty opt out as described in Part III Item 14, orders from Subscribers assigned to Category 4 and 5 will have the category assigned to orders entered by the Subscriber dynamically recategorized to category 3 after the respective order persists in the order book for 5 milliseconds. (For example, Subscriber X is assigned to counterparty group 5. Subscriber X sends an order to the ATS, upon entering the order book the order is assigned to counterparty group 5, any contra side order that is Opting Out of interacting with counterparty group 5 will not execute against the order from Subscriber X. After 5 milliseconds, the order from Subscriber X will be recategorized to group 3, at that point this existing order will be considered a group 3 order until execution, cancelation or amend. In this example, an order that initially was opted out of crossing with another order, may cross against that order after the recategorization is applied.) This recategorization only applies to individual orders and each order from any given Subscribers has the recategorization applied independently of other orders. The 5 millisecond timer begins at the time the order enters the ATS order book. A cancel/replace or amend of an existing order will reset the 5 millisecond timer. A partial execution of an order will not reset the 5 millisecond timer.